Exhibit 99.1

05 June 2012

Prima BioMed to list on the Frankfurt Stock Exchange

SYDNEY, AUSTRALIA – Australian biotechnology company Prima BioMed Ltd. (ASX: PRR, NASDAQ: PBMD) announced today that it is to list its American depository receipts (ADRs) on the Entry Standard of the Frankfurt Stock Exchange as of 05 June 2012.

The ADRs have traded on the NASDAQ since 16 April 2012; each ADR represents 30 shares of Prima BioMed Ltd. stock.

By listing its shares on the Entry Standard in Frankfurt, Prima BioMed acknowledges the growing importance of Germany and Europe in its global strategy. Based on the market capitalization Prima BioMed will be among the bigger companies in this segment. Prima BioMed maintains a wholly owned subsidiary in Leipzig and, as previously announced, it receives significant financial support for the CANVAS study from the Sächsische Aufbaubank and works in close cooperation with the Fraunhofer Institute for Cell Therapy and Immunology (IZI) for production of CVac.

About Prima BioMed:

Prima BioMed is a global biotechnology company headquartered in Australia. As a leader in personalized bio-therapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer.

Contacts:

European Investor Relations:

Axel Mühlhaus / Dr. Sönke Knop

edicto GmbH, Frankfurt am Main, Germany

Phone: +49-(0)69-905505-57

E-mail: primabiomed@edicto.de

Australian Investor Relations:

Mr James Moses

Mandate Corporate

Phone: +61-(0)420-991-574

E-mail: james@mandatecorporate.com.au

USA Investor Relations

Ms Kathy Galante

Burns McClellan, Inc.

Phone: +1 212 213-0006